

SE 19007699

DB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70042

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___2/21/2018___ AND ENDING___12/31/2018___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Decision Consulting LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

13 East 16th Street, Suite 8R
                                        (No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Brian Megenity   (770) 263-6003
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Michael D. Star, P.A., CPA
                                    (Name – if individual, state last, first, middle name)

2422 South Atlantic Avenue	Daytona Beach Shores	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

SEC Mail Processing

☑ Certified Public Accountant
☐ Public Accountant

MAR 01 2019

☐ Accountant not resident in United States or any of its possessions.

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Graham Smith_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Prime Decision Consulting LLC_____ , as of ___December 31_____ , 20 __18___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
__Notary Public__

__Chief Executive Officer_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIME DECISION CONSULTING LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2018

PRIME DECISION CONSULTING LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of PRIME DECISION CONSULTING LLC

Opinion on the Financial Statements

We have audited the financial statements of PRIME DECISION CONSULTING LLC ("Company") which comprise the statement of financial condition as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star. P.A., CPA
Daytona Beach Shores, Florida

We have served as PRIME DECISION CONSULTING LLC's auditor since 2018.
Daytona Beach Shores. Florida
February 24, 2019

PRIME DECISION CONSULTING LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS		For Year Ended December 31, 2018
CURRENT ASSETS		
Cash and cash equivalents	$	96,144
Accounts receivable		5,508
Other assets		3,197
Total current assets		104,849
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	104,849
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	7,485
Other accrued expenses		-
Total current liabilities		7,485
MEMBERS' EQUITY		
Undistributed earnings		97,364
Total Stockholders' Equity		97,364
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	104,849

See notes to financial statements and auditors' report.

PRIME DECISION CONSULTING LLC
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDING DECEMBER 31, 2018

		2018
REVENUES:		
Fee Income	$	31,426
Other income		-
Total revenue		31,426
EXPENSES:		
General operating expenses	$	18,254
Professional services		66,375
Advertising and Marketing		8,335
Rent expense		26,527
Regulatory fees		2,275
Total expenses		121,766
NET (LOSS) FROM OPERATIONS	$	(90,340)

See notes to financial statements and auditors' report.

PRIME DECISION CONSULTING LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2018

	Total Member's Equity
Balances, February 21, 2018	$ 187,704
Plus Capital Contributions	-
Less Distributions	-
Net income (loss) for 2018	(90,340)
Balances, December 31, 2018	$ 97,364

PRIME DECISION CONSULTING LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (90,340)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Increase in accounts receivable	(5,508)
Increase in other assets	(3,197)
Increase in accounts payable	7,485
Increase in accrued expenses	-
Increase in accrued expenses	
Decrease in deferred revenue	
NET CASH PROVIDED BY OPERATING ACTIVITIES	(91,560)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	-
Net change Capital contributions	187,704
Net change in advances from related party	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	187,704
NET CHANGE IN CASH AND CASH EQUIVALENTS	96,144
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 96,144

See notes to financial statements and auditors' report.

PRIME DECISION CONSULTING LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

Note 1   <u>**Organization and Summary of Significant Accounting Policies**</u>

<u>Organization and Business</u>
PRIME DECISION CONSULTING LLC ("Company") was formed November 16, 2016 under the laws of the state of New York. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") effective February 21, 2018. The Company is a member of the Financial Industry Regulatory Authority. The Company provides referrals of accredited Institutional investors to other broker dealers.

<u>Rule 15c3-3 Exemption</u>
The Company does not claim an exemption from Rule 15c3-3 in reliance of upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

<u>Revenue Recognition</u>
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract is identified performance obligations have been satisfied. There were no unsatisfied performance obligation at December 31, 2018. The Company recognizes revenue on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

<u>Cash Equivalents</u>
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

<u>Income Taxes</u>
The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. In 2018, the Company was a single member LLC and was a disregarded entity for IRS purposed. Therefore, the Company has no federal, state, or local filing requirement. The Company's member is taxes on the Company's earnings.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2016 through 2018) remain subject to income tax audits.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   *Financial Instruments and Concentration of Risk*

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2018.

Note 3   Commitments, Contingencies, and Related Party Transactions

The Company has no contingencies.

Note 4   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2018, the Company has net allowable capital of $88,659 which exceeded the required net capital by $83,659.

Note 5   Regulatory Requirements

The Company does not claim an exemption from Rule 15c3-3 in reliance of upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

Note 6   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

PRIME DECISION CONSULTING LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4)
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

Total member's equity from Statement of Financial Condition	$	97,364
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		97,364
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2018		-
Total capital and allowable subordinated liabilities		97,364
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		5,508
Other assets		3,197
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		88,659
Haircuts on securities:		
Other		-
Net capital	$	88,659

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	499
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		83,659
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		82,659

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of form X-17A-5 as of December 31, 2018)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	88,659
Net audit adjustments	-
Net capital per above	88,659

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2018.

See notes to financial statements and auditors' report.

PRIME DECISION CONSULTING LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	7,485
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	7,485
Ratio: Aggregate indebtedness to net capital (0.08 to 1)		8.44%

See notes to financial statements and auditors' report.

PRIME DECISION CONSULTING LLC
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance of upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance of upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4. 2014. The Company does not hold customer funds or securities.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Prime Decision Consulting LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Prime Decision Consulting LLC (the "Company") is not exempt, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.

Michael D. Star P.A., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 24, 2019

EXEMPTION STATEMENT

Prime Decision Consulting LLC does not claim an exemption from SEC Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014.

The answer to Question 8 in the SEC published FAQ states:

"A broker-dealer that does not hold customer funds or securities may file an exemption report (and corresponding accountant's report based on a review of the exemption report) rather than a compliance report (and corresponding accountant's report based on an examination of the compliance report) if the broker-dealer does not claim an exemption from Rule 15c3-3, and its business activities are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services."

We confirm, to the best of our knowledge and belief, that:

1. Prime Decision Consulting LLC did not hold customer funds or securities throughout the fiscal year January 1, 2018 to December 31, 2018.

2. Prime Decision Consulting LLC's business activities were limited to referring securities transactions to other broker-dealers throughout the fiscal year January 1, 2018 to December 31, 2018 without exception.

Graham Smith, CEO

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

<u>INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF</u>
<u>ASSESSMENT AND PAYMENTS (FORM SIPC-7)</u>

Managing Member of Prime Decision Consulting LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Prime Decision Consulting LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Prime Decision Consulting LLC's compliance with the applicable instructions of Form SIPC-7. Prime Decision Consulting LLC's management is responsible for Prime Decision Consulting LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 24, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31/2018__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

Prime Decision Consulting LLC
13 East 16th Street, Suite 8R
New York, NY 10003
8-70042
FINRA
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Megenity (770) 263-6003

2. A. General Assessment (item 2e from page 2) — $47

   B. Less payment made with SIPC-6 filed (exclude interest) — (14)
     8/10/2018
           Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 33

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $33

   G. PAYMENT: √ the box
     Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
     Total (must be same as F above) — $33

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Prime Decision Consulting LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __20th__ day of __February__, 20 __19__.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $31,425

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

Enter the greater of line (i) or (ii)

Total deductions 0

2d. SIPC Net Operating Revenues $31,425

2e. General Assessment @ .0015 $47

(to page 1, line 2.A.)

2